1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE
COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .)

TSMC Reports First Quarter EPS of NT$0.72

Hsinchu, Taiwan, R.O.C., April 26, 2005 — TSMC today announced revenue and net income for the quarter ended March 31, 2005. First quarter revenue reached NT$55.65 billion while net income and fully diluted earnings per share came to NT$16.82 billion and NT$0.72 per share (US$0.11 per ADS unit), respectively.

On a sequential basis, first quarter results represent a 12.9% decrease in revenue, a 24.2% decrease in net income and a 25.3% decrease in fully diluted EPS. Year-over-year comparison shows the decreases in revenue, net income, and fully diluted EPS to be 3.2%, 10.5%, and 10%, respectively. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

The 12.9% decrease in first quarter revenue mainly resulted from an 8.8% decrease in wafer shipments and a 4.4% weaker US dollar against the local currency, while average wafer selling price (ASP) remained at the same level. Gross margin for the first quarter declined to 38.9% from the previous quarter’s 42.5%, due to lower levels of wafer output and the unfavorable movement of the currency exchange rate. Revenues from advanced process technologies (0.13-micron and below) increased to 45% of total wafer sales, compared to 36% previously. Net margin for the quarter was 30.2% while it was 34.7% in the last quarter.

“Due primarily to low seasonality and customers’ continuing inventory digestion, our first quarter business had declined as we expected,” said Lora Ho, VP and Chief Financial Officer of TSMC. “However, we expect the digestion of inventory to be near its end.”

TSMC’s 2005 first quarter results :

	(Unit: NT$ million, except for EPS)
	1Q05		1Q04		YoY	4Q04		QoQ
	Amount*		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	55,653		57,513		(3.2)	63,875		(12.9)
Gross profit	21,649		22,729		(4.8)	27,153		(20.3)
Income from operations	16,077		17,541		(8.3)	21,028		(23.5)
Income before tax	16,265		18,435		(11.8)	22,094		(26.4)
Net income	16,818		18,789		(10.5)	22,184		(24.2)
EPS(NT$)	0.72	**	0.80	***	(10.0)	0.96	****	(25.3)

* 2005 first quarter figures have not been approved by Board of Directors
** Based on 23,215 million weighted average outstanding shares
*** Based on 23,342 million weighted average outstanding shares
**** Based on 23,255 million weighted average outstanding shares

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 26, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer